
03025258

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

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**Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 153 SECTION

**FORM 11-K**

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number **1-9300**

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

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Full title of the plan:

**COCA-COLA ENTERPRISES INC.**
**MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN**

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Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**COCA-COLA ENTERPRISES INC.**
**2500 Windy Ridge Parkway, Atlanta, Georgia 30339**

==================================================


Exhibit Index: Page 22

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Schedule of Assets at December 31, 2002

Signature

Exhibit 23 - Consent of Banks, Finley, White & Co., Independent Auditors

Exhibit 99.1 - Certificate of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

# COCA-COLA ENTERPRISES INC.

## Matched Employee Savings and Investment Plan

Financial Statements
For the Years Ended
December 31, 2002 and 2001
Together with Independent Auditors' Report

# COCA-COLA ENTERPRISES INC.

## Matched Employee Savings and Investment Plan

## Financial Statements and Schedules
## For the Year Ended December 31, 2002 and 2001

## Table of Contents


BANKS, FINLEY,
WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Independent Auditors' Report

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banks, Finley, White & Co.

June 2, 2003.

3504 EAST MAIN STREET • COLLEGE PARK, GEORGIA 30337 • (404) 763-1002

**COCA-COLA ENTERPRISES INC.**
**Matched Employee Savings and Investment Plan**

Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

## ASSETS

| | 2002 | 2001 |
|---|---|---|
| Cash Equivalents | $ 530,314 | $ 736,606 |
| Investments | 1,095,234,452 | 1,049,624,652 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 1,095,764,766 | $1,050,361,258 |

The accompanying notes are an integral part of the financial statements.

**COCA-COLA ENTERPRISES INC.**
**Matched Employee Savings and Investment Plan**

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

| | |
|---|---|
| **Additions to net assets attributed to:** | |
| Investment income: | |
| Dividend income | $ 9,663,863 |
| Interest income | 11,877,824 |
| Total investment income | 21,541,687 |
| Contributions: | |
| Employer | 33,397,574 |
| Participants | 75,707,574 |
| Net appreciation in fair value of investments | 4,349,213 |
| Rollovers from other qualified plans | 329,367 |
| Total contributions | 113,783,728 |
| Total additions | 135,325,415 |
| **Deductions from net assets attributed to:** | |
| Distributions to Participants | 91,236,313 |
| Administrative expenses | 658,348 |
| Total deductions | 91,894,661 |
| **Transfers:** | |
| Net transfers from other plans and trusts | 1,972,754 |
| Net increase in net assets available for benefits | 45,403,508 |
| Net assets available for benefits, beginning of year | 1,050,361,258 |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $1,095,764,766 |

The accompanying notes are an integral part of the financial statements.

**COCA-COLA ENTERPRISES INC.**
**Matched Employee Savings and Investment Plan**

Notes to Financial Statements
December 31, 2002 and 2001

**Note 1 - Description of Plan**

*General*

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan"). is a defined contribution plan covering all non-bargaining employees of Coca-Cola Enterprises Inc. (the "Company"). The non-bargaining employees are eligible to participate in the Plan on the first of the month following the completion of 2 months of service. The election to contribute to the Plan by employees ("Participants") is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

*Contributions*

The Plan allows Participants to contribute "Before Tax" and "After Tax" dollars. The Company contributes matching contributions on behalf of each active Participant in an amount equal to 50% of a Participant's Before Tax contributions up to 7% of the Participant's compensation. Effective April 1, 2002, all active participants are immediately eligible for matching contributions. Previously, Participants were eligible to receive matching contributions with respect to their Before Tax contributions made beginning with the first payroll date following the 12-month anniversary of the date they commenced employment.

Effective April 1, 2002, Before Tax contributions, up to 30% of eligible compensation, and After Tax contributions, up to 10% of eligible compensation, may be made to the Plan, provided the combined contributions do not exceed $40,000, based on limitations imposed by the Internal Revenue Code ("IRC") for 2002. All Participants who are eligible for matching contributions on April 1, 2002 are immediately 100% vested in their own contributions and Company matching contributions to the Plan, and earnings thereon.

Participants who first become eligible for matching contributions on or after April 1, 2002 will not vest immediately. Their matching contributions will be vested on the earliest of:

- The 12-month anniversary of their date of hire, if they are an employee on that date or under authorized leave and still are employed by the Company;
- Their re-employment by the Company or its affiliates after the 12 month anniversary of their initial date of hire; or
- Upon reaching the age of 65, death, or disability.

Before Tax contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act ("FICA") taxes. For 2002, under the IRC, the maximum Before Tax annual contribution amount was $11,000.

## Notes to the Financial Statements, Continued

### Note 1 -Description of Plan, continued

All Participants' contributions with matching Company contributions are paid to a trustee and invested as directed. Participants may direct their contributions as well as the Company's matching contributions into any of the following investment funds:

*Coca-Cola Enterprises Inc. Stock Fund* - Common stock of Coca-Cola Enterprises Inc. with some moderate cash and/or cash equivalent holdings for liquidity purposes.

*50/50 Fund* - Common stock of Coca-Cola Enterprises Inc. and The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

*LifePath Funds* - Five funds representing a diversified portfolio in a combination of stocks, bonds, and capital preservation investments for companies varying in size and geographical locations.

*Core and Sector Funds* - Twenty-three mutual funds investing in mixture of stocks for small, midsize and large domestic and global companies.

*Putnam Bond Index Fund* - A common collective trust investing in U. S. investment-grade bonds and other fixed income securities.

*Putnam S&P 500 Index Fund* - A common collective trust investing in the composite list of 500 industrial, utility, and financial common stocks that comprise the S&P 500 Index.

*PRIMCO Stable Value Fund* - High quality fixed income securities (consisting of traditional and synthetic Guaranteed Investment Contracts) with long term and no definite maturities.

Also, included in the Plan is The Coca-Cola Company Stock Fund which holds investments for former participants of related companies of The Coca-Cola Company whose same investment options were merged or transferred into the Plan. Participants are not allowed to contribute additional amounts to this fund nor transfer amounts into this fund from other investment funds.

Effective January 1, 2002, the Plan will accept eligible rollover contributions that come directly or originate from:

- another qualified retirement plan such as a 401(k) or profit sharing plan;
- an individual retirement account or individual retirement annuity (IRA);
- a section 403(a) or 403(b) plan; or
- a government section 457(b) plan.

## Notes to the Financial Statements, Continued

### Note 1 -Description of Plan, continued

Participants' matching contributions that are not vested shall be forfeited if the Participant leaves the Company's employment before becoming fully vested. If a Participant whose matching contribution is forfeited is subsequently rehired by the Company, their forfeited matching contribution shall be restored if they repay to their account the amount of the total distribution of their vested account that they previously received. A Participant is not permitted to make such repayment if they are rehired after the end of the fifth consecutive Plan year following the Plan year in which the distribution was made.

Forfeitures are used to offset the Company's obligation to provide matching contributions to the Plan in the year which the forfeiture occurred or in the following Plan year.

*Participants' Accounts*

Participants' account balances are valued based upon the number of shares or units of each investment fund owned by the Participants. Shares or units are revalued on a daily basis to reflect earnings and other transactions. Participants' accounts are updated on a daily basis to reflect transactions affecting account balances.

Interest, dividends and investment gains and losses of each investment fund are allocated to participant accounts in proportion to their investment in each fund at the time of allocation. Allocations are based on Participants' account earnings or account balances as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

*Distribution to Participants*

Distributions of account balances are made following retirement, termination, disability, or death of a Participant. Balances in excess of $5,000 may remain in the Plan until April 1 following the year in which the Participant reaches age 70 1/2. The Participant or beneficiary may elect to have distributions made in a single lump-sum cash payment, in substantially equal annual or more frequent cash installments over a stated period of time, which does not exceed the life expectancy of the participant, or in shares of the Coca-Cola Enterprises Stock Fund and/or The Coca-Cola Company Stock Fund (if any) with residual and all other fund payouts in cash.

For Participants with balances of $5,000 or less upon termination from the Company, the Plan will make an automatic lump-sum payment of the balance in their account.

In-service withdrawals are available from a Participant's After Tax or Rollover contribution accounts and earnings thereon at any time. In-service withdrawals from the balance of a Participant's Before Tax contribution account are available at any time after the Participant attains age 59 1/2. Prior to the attainment of age 59 1/2, withdrawals from Before Tax contribution accounts are available only for financial hardship.

## Notes to the Financial Statements, Continued

### Note 1 -Description of Plan, continued

*Participant Loans*

Participants may borrow from their account balance subject to certain limitations. Participant loans may be taken from a combination of Before Tax, After Tax and Rollover Account balances.

Up to two loans are available to active employees with account balances of $2,000 or more. Each loan is secured by a Participant's account balance. The maximum loan amount allowed is the lesser of 50% of a Participant's account balance or $50,000 reduced by the Participant's highest outstanding loan balance within the last 12 month period.

Loans must be repaid over a period not to exceed 180 months for the purchase or construction of a Participant's primary residence and for all other loans, over a period not to exceed 60 months. Loan repayments are credited among the investment funds in accordance with a Participant's most recent investment option election for contributions. Loan prepayments are only permitted for the entire balance outstanding and can be made directly to the Trustee by the Participant.

The interest rate on loans is equal to the prime rate as stated in *The Wall Street Journal* on the second business day of the month in which the loan is requested.

*Administration*

The Plan is administered by the Global Retirement Programs Committee (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. Some administrative expenses of the Plan were paid by the Company during 2002.

*Plan Termination*

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee. In the event of termination, the Committee may either:

- Continue the trust for as long as it considers advisable; or

- Terminate the trust, pay all expenses from the trust fund, and direct the payment of Participants' account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Corporate Benefits Department.

## Notes to the Financial Statements, Continued

### Note 2 - Summary of Significant Accounting Policies

*Basis of Accounting*

The financial statements of the Plan are maintained on an accrual basis.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

*Valuation of Investments*

Short-term investment funds are stated at cost, which approximates fair value. Investments in common stock and mutual funds are determined at quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

The Guaranteed Investment Contracts, both traditional and synthetic, within the PRIMCO Stable Value Fund are reported at contract value, which is equivalent to fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expense. The investment contracts are primarily fully-benefit responsive, which means Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted-average yield and crediting interest rates for the contracts were both approximately 5.11% for 2002.

### Note 3 - Investments

During 2002 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value (as determined by quoted market price) by $4,349,213 as follows:

| | 2002 |
|---|---|
| Common stocks of | |
| Coca-Cola Enterprises Inc. | $ 47,474,274 |
| The Coca-Cola Company | (7,810,418) |
| Common stock mutual funds | (30,544,434) |
| Collective common trust funds | (4,770,209) |
| Total Investments at Fair Value | $ 4,349,213 |

## Notes to the Financial Statements, Continued

### Note 3 - Investments, continued

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, is as follows:

| | 2002 | 2001 |
|---|---|---|
| Common stocks of | | |
| Coca-Cola Enterprises Inc. | $ 366,722,822 | $ 311,925,791 |
| The Coca-Cola Company | $ 112,909,264 | $ 136,506,464 |
| 50/50 Fund | $ 191,533,613 | $ 176,261,164 |
| PRIMCO Stable Value | $ 149,105,057 | $ 131,581,594 |
| Putnam Fund for Growth and Income | $ - | $ 66,229,933 |

### Note 4 - Transactions with Party-in-Interest

During 2002 the Plan had the following transactions relating to Company stock:

| | Shares | Fair Value | Gains |
|---|---|---|---|
| Purchased | 9,626,908 | $ 182,686,375 | - |
| Sold | 8,931,768 | $ 166,789,483 | $ 8,592,384 |
| Balance at End of Year | 16,884,108 | $ 366,722,822 | - |

Dividends earned by the Plan on common stock of the Company for the year amounted to $2,731,815.

Also during 2002, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

| | Shares | Fair Value | Gains |
|---|---|---|---|
| Purchased | 61,267 | $ 2,167,821 | - |
| Sold | 379,818 | $ 17,958,233 | $ 10,249,043 |
| Balance at End of Year | 2,575,485 | $ 112,909,265 | - |

Dividends earned by the Plan on common stock of The Coca-Cola Company for the year amounted to $2,149,824.

The Plan's Putnam International Growth Fund, Putnam International Voyager Fund, Putnam Investors Fund, Putnam OTC and Emerging Growth Fund, Putnam Fund for Growth and Income, Putnam Asset Allocation, Putnam Vista Fund, Putnam Capital Opportunities, Putnam Research Fund, Putnam Med Cap Value Fund, Putnam Health Services Trust, Putnam Bond Index Fund and Balanced Portfolio Fund are managed by Putnam Investment Management, LLC. Putnam Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, the transactions in these funds qualify as party-in-interest.

## Notes to the Financial Statements, Continued

### Note 5 - Net Transfers From Other Plans and Trusts

Effective April 1, 2002, Tarpon Springs Retirement Plan with fair market value of assets of $1,972,754, was merged into the Plan.

In accordance with Internal Revenue Code Section 401(a)(12), any post-merger benefits must be equal or greater than the benefits available if the Plans had terminated immediately before the merger.

### Note 6 - Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained its latest determination letter on January 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

**COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN**
**EIN: 58-0503352 PN: 006**

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2002

| (a) | (b) Identity of issuer, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or market value | (d) Cost | (e) Current value** |
|---|---|---|---|---|
| | **Short-Term Investments:** | | | |
| * | Putnam Fiduciary Trust | 4,077,795 units of Cash Management Account | $ 4,077,795 | $ 4,077,795 |
| * | Putnam Pending Fund | 530,314 units of Cash Management Account | 530,314 | 530,314 |
| | Total Short-Term Investments | | 4,608,109 | 4,608,109 |
| | **Common Stock:** | | | |
| * | Coca-Cola Enterprises Inc. | 16,884,108 shares of common stock | 281,406,324 | 366,722,822 |
| * | The Coca-Cola Company | 2,575,485 shares of common stock | 57,495,127 | 112,909,265 |
| | Total Common Stock | | 338,901,451 | 479,632,087 |
| | **Collective Common Trust and Common Stock Mutual Funds:** | | | |
| * | 50/50 Fund | 19,544,246 shares | 188,423,135 | 191,533,613 |
| * | Putnam Asset Allocation | 5,098,459 shares | 50,949,684 | 40,297,606 |
| * | Putnam Fund for Growth and Income | 3,729,933 shares | 68,253,793 | 52,252,040 |
| * | Putnam International Growth Fund | 1,058,890 shares | 23,827,790 | 18,157,253 |
| * | Putnam International Voyager Fund | 84,814 shares | 3,735,771 | 3,108,689 |
| * | Putnam Investor Fund | 2,845,736 shares | 34,176,584 | 24,160,791 |
| * | Putnam OTC & Emerging Growth Fund | 3,473,880 shares | 42,173,948 | 18,882,403 |
| * | Putnam S & P 500 Index Fund | 692,810 shares | 23,785,468 | 18,483,171 |
| * | Putnam Bond Index Fund | 343,234 shares | 4,337,548 | 4,479,199 |
| * | Putnam Mid Cap Value Fund Y Shares | 100,967 shares | 1,113,930 | 957,165 |
| * | Putnam Capital Opportunities Fund | 81,882 shares | 762,940 | 628,856 |
| * | Putnam International Growth & Income | 15,374 shares | 124,512 | 112,076 |
| * | Putnam Research Fund Y | 21,827 shares | 239,005 | 221,157 |
| * | Putnam Health Sciences Trust Fund Y | 8,433 shares | 443,147 | 424,930 |
| * | Putnam Vista Fund CL Y | 75,759 shares | 610,378 | 468,945 |
| | Barclays Lifepath 2010 | 109,167 shares | 1,252,813 | 1,181,185 |

**COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN**
**EIN: 58-0503352 PN: 006**

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2002

| (a) | (b) Identity of issuer, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or market value | (d) Cost | (e) Current value** |
|---|---|---|---|---|
| | **Collective Common Trust and Common Stock Mutual Funds, continued:** | | | |
| | Barclays Lifepath 2020 | 78,055 shares | $ 995,957 | $ 928,070 |
| | Barclays Lifepath 2030 | 57,381 shares | 694,605 | 663,322 |
| | Barclays Lifepath 2040 | 24,877 shares | 326,271 | 305,236 |
| | Barclays Lifepath Income Fund | 39,555 shares | 408,002 | 396,733 |
| | MSIF Institutional Equity Growth B Fund | 19,873 shares | 284,299 | 245,227 |
| | MSIF Small Company Growth Portfolio | 196,834 shares | 1,646,543 | 1,429,011 |
| | MSIF Technology Portfolio | 62,082 shares | 485,549 | 410,362 |
| | MSIF U.S. Real Estate Portforlio | 142,455 shares | 2,101,726 | 1,918,875 |
| | American Century International | 59,993 shares | 447,402 | 382,155 |
| | Janus Adviser Worldwide Fund | 14,158 shares | 344,240 | 305,955 |
| | Pimco High Yield Fund | 32,248 shares | 273,469 | 274,753 |
| | Invesco Energy Fund | 38,895 shares | 706,804 | 646,441 |
| | Oppenheimer Quest Global Value Fund | 28,356 shares | 387,095 | 347,923 |
| | STI Classic Small Cap Value Equity Fund | 819,930 shares | 10,633,409 | 10,486,898 |
| | Templeton Growth Fund, Inc. | 78,777 shares | 1,396,605 | 1,254,912 |
| | Van Kampen Utility Fund | 22,015 shares | 304,002 | 280,682 |
| | Total Collective Common Trust and Common Stock Mutual Funds | | 465,646,424 | 395,625,635 |

**COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN**
**EIN: 58-0503352 PN: 006**

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2002

| (a) | (b) Identity of issuer, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or market value | (d) Cost | (e) Current value** |
|---|---|---|---|---|
| | **Guaranteed Investment Contracts:** | | | |
| | Allstate Life Insurance Co. | Contract #77019<br>Interest Rate - 7.46%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | $ 6,707,370 | $ 8,763,556 |
| | Allstate Life Insurance Co. | Contract #77162<br>Interest Rate - 4.41%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 22,955,685 | 23,981,048 |
| | Allstate Life Insurance Co. | Contract #GA-6308<br>Interest Rate - 7.06%<br>Maturity Date - November 10, 2003 | 2,000,000 | 2,315,189 |
| | Bank of America NT & SA | Contract #99-044<br>Interest Rate - 6.54%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 2,597,536 | 3,102,937 |
| | Bank of America NT & SA | Contract #02-078<br>Interest Rate - 4.38%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 10,503,421 | 10,647,672 |
| | ING Life Ins. & Ann. CO. | Contract #60033<br>Interest Rate - 2.68%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 3,500,000 | 3,510,413 |
| | ING Life Ins. & Ann. CO. | Contract #14619<br>Interest Rate - 5.15%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 4,215,130 | 5,574,257 |
| | JP Morgan Chase Bank | Contract #432175-IA<br>Interest Rate - 5.87%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 12,107,552 | 13,586,857 |

**COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN**
**EIN: 58-0503352 PN: 006**

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2002

| (a) | (b) Identity of issuer, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or market value | (d) Cost | (e) Current value** |
|---|---|---|---|---|
| | **Guaranteed Investment Contracts, continued:** | | | |
| | JP Morgan Chase Bank | Contract #432175-ZA<br>Interest Rate - 4.81%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | $ 4,000,000 | $ 4,528,309 |
| | John Hancock Mutual Life | Contract #8865<br>Interest Rate - 5.79%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 7,000,000 | 9,687,184 |
| | Monumental Life Ins Co. | Contract #00185TR<br>Interest Rate - 4.51%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 14,765,529 | 16,647,563 |
| | Monumental Life Ins Co. | Contract #00211TR<br>Interest Rate - 6.82%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 340,120 | 553,129 |
| | Monumental Life Ins Co. | Contract #208FR<br>Interest Rate - 7.21%<br>Maturity Date - October 5, 2004 | 2,000,000 | 2,335,479 |
| | Prudential Insurance Company of America | Contract #10097-211<br>Interest Rate - 6.99%<br>Maturity Date - November 30, 2005 | 2,000,000 | 2,299,992 |
| | Radobank Nederland | Contract #CCE120201<br>Interest Rate - 3.54%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 2,000,000 | 2,002,479 |
| | Radobank Nederland | Contract #CCE090001<br>Interest Rate - 5.04%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 2,671,913 | 3,186,085 |
| | State Street Bank & Trust | Contract #97011<br>Interest Rate - 5.16%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 11,210,935 | 14,709,949 |

**COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS & INVESTMENT PLAN**
**EIN: 58-0503352 PN: 006**

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2002

| (a) | (b) Identity of issuer, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or market value | (d) Cost | (e) Current value** |
|---|---|---|---|---|
| | **Guaranteed Investment Contracts, continued:** | | | |
| | State Street Bank & Trust | Contract #98284<br>Interest Rate - 6.66%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | $ 461,818 | $ 1,238,031 |
| | State Street Bank & Trust | Contract #99065<br>Interest Rate - 6.74%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 1,312,625 | 1,759,506 |
| | UBS AG | Contract #5008<br>Interest Rate - 6.59%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 7,616,715 | 10,593,389 |
| | UBS AG | Contract #5125<br>Interest Rate - 1.44%<br>Maturity Date - a synthetic guaranteed investment contract with no definite maturity date | 4,000,000 | 4,004,239 |
| | Total Guaranteed Investment Contracts | | 123,966,349 | 145,027,262 |
| | Loans to Participants | Loans with interest rates ranging from 4.25% to 12% | N/A | 70,871,673 |
| | Total Assets (Held at End of Year) | | $ 933,122,333 | $ 1,095,764,766 |

* Party-in-interest

** Current value is equivalent to contract value for all Guaranteed Investment Contracts

**COCA-COLA ENTERPRISES INC.**
Matched Employee Savings and Investment Plan

Schedule H, line 4j - Schedule of Reportable Transactions
For the year Ended December 31, 2002

| (a) Identity of party involved | (b) Description of of asset (include interest rate and maturity in case of a loan | (c) Purchase Price | (d) Selling price | (e) Lease rental | (f) Expenses incurred with transaction | Cost of asset | (h) Current value of asset on transaction date | (i) New gain or (loss) |
|---|---|---|---|---|---|---|---|---|

There were no category (i), (ii), (iii) or (iv) reportable transactions during the year ended December 31, 2002.

---

**SIGNATURES**

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.
MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By 
John R. Parker, Jr.
Member, Global Retirement Programs Committee

Date: June 25, 2003

**Exhibit Index**

EXHIBIT - 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statement listed below of our report on the financial statements of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan included in the Annual Report on Form 11-K of Coca-Cola Enterprises Inc. for the year ended December 31, 2002:

Registration Statement No. 333 – 90245 on Form S-8, dated November 3, 1999, as amended

Banks, Finley, White & Co.
BANKS, FINLEY, WHITE & CO.

Atlanta, Georgia
June 25, 2003

EXHIBIT 99.1

## CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Coca-Cola Enterprises Inc., that, to his knowledge, the Annual Report for the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to Coca-Cola Enterprises Inc. and will be retained by Coca-Cola Enterprises Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 25, 2003

By: ______________________
Lowry F. Kline
Chief Executive Officer

Date: June 25, 2003

By: ______________________
Patrick J. Mannelly
Chief Financial Officer